UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Notice of full redemption of 3.375% Notes due April 2023 issued by ABB Finance (USA) Inc. dated November 12, 2020.

2.              Notice of full redemption of 5.625% Senior Notes due 2021 issued by ABB Installation Products Inc. (formerly Thomas & Betts Corporation) dated November 12, 2020.

NOTICE OF FULL REDEMPTION

ABB Finance (USA) Inc.

3.375% Notes due April 2023 (CUSIP* No. 00037BAE2; ISIN* No. US00037BAE20)

NOTICE IS HEREBY GIVEN TO THE HOLDERS OF THE ABOVE-REFERENCED NOTES

Reference is hereby made to the 3.375% Notes due April 2023 with an aggregate principal amount of USD450,000,000 (the “Notes” with CUSIP*: 00037BAE2/ ISIN*: US00037BAE20), issued by ABB Finance (USA) Inc., a Delaware corporation (the “Company”), and guaranteed by ABB Ltd, the ultimate parent company of the Company (the “Parent Guarantor”), under an indenture dated April 3, 2018 (the “Base Indenture”), as supplemented by a first supplemental indenture dated April 3, 2018 (the “First Supplemental Indenture”, and together with the Base Indenture, the “Indenture”), among the Company, the Parent Guarantor, and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”).

Pursuant to (i) Section 1104. of the Base Indenture, (ii) Section 2.5 of the First Supplemental Indenture, and (iii) the Notes, the Company has elected to redeem and will redeem on December 14, 2020 (the “Redemption Date”) all of the then-outstanding Notes at a redemption price (the “Redemption Price”) as calculated in Section 2.5 of the First Supplemental Indenture, equal to:

the greater of (1) 100% of the principal amount of the Notes to be redeemed, and (2) as determined by the Quotation Agent, the sum of the present values of the Remaining Scheduled Payments (as defined in the First Supplemental Indenture, due until the 2023 Notes Par Call Date of March 3, 2023) of principal of and interest on the Notes (not including unpaid interest, if any, accrued to, but not including, the Redemption Date), discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the First Supplemental Indenture) plus 12.5 basis points (the “Make Whole Amount”), plus (i) unpaid interest, if any, accrued to, but not including, the Redemption Date and (ii) Additional Amounts (as defined in the First Supplemental Indenture), if any.

On the Redemption Date, the Redemption Price will become due and payable on all Notes, and interest on all Notes shall cease to accrue on and after the Redemption Date.

The Company will make payment of the Redemption Price with respect to the Notes by wire transfer of immediately available funds against presentation and surrender at the Corporate Trust Office of the Trustee indicated below, if appropriate written wire transfer instructions are received by the Trustee not less than fifteen (15) days prior to the Payment Date. In the event that such instructions are not so received, such amounts will be paid by check against such presentation and surrender.

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Deutsche Bank Trust Company Americas Trust and Securities Services 60 Wall Street, 24th Floor New York, NY 10005	By First Class/Registered/Certified Mail DB Services Americas, Inc. 5022 Gate Parkway, Suite 200 Jacksonville, Florida 32256 MS JCK01-0218 Phone: 1-800-735-7777 Attn: Redemption Payment Unit	By Express/Overnight Delivery or By Hand or In Person DB Services Americas, Inc. 5022 Gate Parkway, Suite 200 Jacksonville, Florida 32256 Phone: 1-800-735-7777 Attn: Redemption Payment Unit

Direct inquiries to the Company’s Investor Relations department can be made by e-mail to investor.relations@ch.abb.com.

* No representation is made as to the correctness of the CUSIP or ISIN number either as printed on the Notes or as contained in this Notice of Redemption and the holder should rely only on the other identification numbers printed on the Notes. This CUSIP number has been assigned to this issue by Standard and Poor's Corporation and is included solely for the convenience of the holders. Neither the Company nor the Trustee or any of their agents shall be responsible for the selection or use of this CUSIP number, nor is any representation made as to its correctness on the bonds or as indicated in any redemption notice.

IMPORTANT TAX INFORMATION

Please Read This Notice Carefully

EACH HOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF REDEMPTION TO SUCH HOLDER, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER TAX LAWS.

Dated November 12, 2020

ABB Finance (USA) Inc.

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NOTICE OF FULL REDEMPTION

ABB Installation Products Inc. (formerly Thomas & Betts Corporation)

5.625% Senior Notes due 2021 (CUSIP* No. 884315AG7; ISIN* No. US884315AG74)

NOTICE IS HEREBY GIVEN TO THE HOLDERS OF THE ABOVE-REFERENCED NOTES

Reference is hereby made to the 5.625% Senior Notes due 2021 with an aggregate principal amount of USD250,000,000 (the “Notes” with CUSIP*: 884315AG7/ ISIN*: US884315AG74), issued by Thomas & Betts Corporation (now ABB Installation Products Inc.), a Tennessee corporation (the “Company”) under a trust indenture dated August 1, 1998 (the “Trust Indenture”), as supplemented from time to time, including by a supplemental indenture n°3 dated November 23, 2009 (the “Third Supplemental Indenture”) and a supplemental indenture n°4 dated June 1, 2012 (the “Fourth Supplemental Indenture”, and all together the “Indenture”), among the Company and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), and guaranteed since May 25, 2012 by ABB Ltd, the ultimate parent company of the Company.

Pursuant to (i) Section 11.04 of the Trust Indenture and (ii) Section 3.01 of the Third Supplemental Indenture, the Company has elected to redeem and will redeem on December 14, 2020 (the “Redemption Date”) all of the then-outstanding Notes at a redemption price (the “Redemption Price”) as calculated in Section 3.01 of the Third Supplemental Indenture, equal to:

the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments (as defined in the Third Supplemental Indenture), discounted, on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a rate equal to the sum of the Treasury Rate (as defined in the Third Supplemental Indenture) plus 40 basis points, plus, in each case, accrued and unpaid interest on the Notes to the Redemption Date.

On the Redemption Date, the Redemption Price will become due and payable, and interest on all Notes shall cease to accrue on and after the Redemption Date.

Notes in book-entry form must be surrendered through the facilities of The Depository Trust Company in the usual manner, and payment of the Redemption Price will be made through the facilities of The Depository Trust Company in the usual manner. The Notes called for redemption must be surrendered in order to collect the Redemption Price. Holders of any Notes in certificated form will be paid the Redemption Price upon presentation and surrender of their Notes for redemption at the address of the Trustee indicated below.

Courier:
The Bank of New York Mellon Trust Company, N.A. 111 Sanders Creek Parkway East Syracuse, NY 13057 Attn: Corporate Trust Window

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* No representation is made as to the correctness of the CUSIP or ISIN number either as printed on the Notes or as contained in this Notice of Redemption and the holders should rely only on the other identification numbers printed on the Notes. This CUSIP number has been assigned to this issue by Standard and Poor's Corporation and is included solely for the convenience of the holders. Neither the Company nor the Trustee or any of their agents shall be responsible for the selection or use of this CUSIP number, nor is any representation made as to its correctness on the bonds or as indicated in any redemption notice.

IMPORTANT TAX INFORMATION

Please Read This Notice Carefully

EACH HOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF REDEMPTION TO SUCH HOLDER, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER TAX LAWS.

Direct inquiries to the Company’s Investor Relations department can be made by e-mail to investor.relations@ch.abb.com.

Dated November 12, 2020

ABB Installation Products Inc.

(formerly Thomas & Betts Corporation)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: November 12, 2020.	By:	/s/ Jessica Mitchell
		Name:	Jessica Mitchell
		Title:	Group Senior Vice President and Head of Investor Relations

Date: November 12, 2020.	By:	/s/ Richard A. Brown
		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance